U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                  FORM  12B-25                        0-6814
                                                                    CUSIP Number
                          NOTIFICATION  OF  LATE  FILING            911805 10 9
                                 (Check  One):

          [ ]  Form  10-K  and  Form  10-KSB    [ ]Form  20-F    [ ]  Form  11-K
                    [X]Form  10-Q  and  10-QSB    [ ]Form  N-SAR

     For  Period  Ended:  March  31,  2003
     [ ]  Transition  Report  on  Form  10-K
     [ ]  Transition  Report  on  Form  20-F
     [ ]  Transition  Report  on  Form  11-K
     [ ]  Transition  Report  on  Form  10-Q
     [ ]  Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:

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     Read  Attached  Instruction  Sheet  Before Preparing Form.  Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If  the  notification relates to a portion of the filing checked above, identify the  Items(s)  to  which  the  notification  relates.

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PART  I  -  REGISTRANT  INFORMATION

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Full  name  of  Registrant:     U.S.  ENERGY  CORP.

Former  Name  if  Applicable:     N/A

Address  of  Principal  Executive  Office  (Street  and  Number):

                                  877  NORTH  8TH  WEST
City,  State  and  Zip  Code:     RIVERTON,  WY  82501


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Part  II  -  Rules  12b-25(b)  and  (c)

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If  the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  X (b) The subject annual report, semi-annual report, transition report on --- Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part  III  -  Narrative

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State  below  in  reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


               As of the date of this Notice, the Registrant is unable to file its Report on Form 10-Q for the three months ended March 31, 2003 due to the amount of time management has had to spend in generating the quarterly results of operations and cash flows for the prior period ending March 31, 2002, to compare with the calendar quarterly period for the new fiscal year ending December 31. The Registrant is in the fist year of its new fiscal year ending December 31; the prior fiscal year was June 1, to May 31. In addition, the Registrant is still evaluating the effect of the implementation of Statement of Financial Accounting Standards #143, ("SFAS 143") and has not yet determined a final calculation under SFAS 143 for reclamation liabilities on its shut down mine properties.

               The Registrant will file the Form 10-Q Report for the three months ended March 31, 2003 on or before May 20, 2003.


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Part  IV  -  Other  Information

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     (1)  Name  and  telephone  number  of  person  to contact in regard to this notification.

                STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                                    [X]Yes [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    [X]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          There were no material changes to net earnings during the quarter ended March 31, 2003 when compared to the earnings during the quarter ended March 31, 2002. However, the financial impact of the implementation of SFAS 143 is not yet known.


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                                U.S. ENERGY CORP.

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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May  15,  2003               By:  /s/ Robert Scott Lorimer
       ------------------               ----------------------------------------
                                        ROBERT  SCOTT  LORIMER,
                                        VP  Finance,  Treasurer  and
                                        Chief  Financial  Officer


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